Exhibit 99.1

Nova Minerals Limited Announces Pricing of Public Offering and Nasdaq Listing

Caufield, Australia, July 23, 2024 — Nova Minerals Limited (“Nova” and the “Company”) (Nasdaq NVA, NVAWW) (ASX: NVA), (OTC: NVAAF)(FSE: QM3)), a gold and critical minerals exploration stage company focused on advancing the Estelle Gold Project in Alaska, U.S.A., today announced the pricing of an underwritten public offering of 475,000 units, with each unit consisting of one American Depositary Share representing ordinary shares (“ADS”) and one warrant, with an ADS-to-ordinary-share ratio of 1 to 60, at a price to the public of $6.92 per unit, for gross proceeds of approximately $3,287,000, before deducting underwriting discounts and offering expenses. Each whole warrant is exercisable for one ADS at an exercise price of $7.266 per ADS, and will be immediately exercisable upon issuance for a period of five years following the date of issuance. In addition, Nova has granted the underwriters an option to purchase up to an additional 47,500 ADSs and/or an additional 47,500 warrants to cover over-allotments, if any until August 29, 2024.

The Company intends to use the proceeds for resource and exploration field programs, feasibility studies, and general working capital.

The ADSs and warrants are expected to begin trading on the Nasdaq Capital Market on July 24, 2024 under the symbols “NVA” and “NVAWW”, respectively. The offering is expected to close on July 25, 2024, subject to satisfaction of customary closing conditions.

ThinkEquity is acting as sole book-running manager for the offering.

A registration statement on Form F-1 (File No. 333-278695) relating to the public offering was filed with the Securities and Exchange Commission (“SEC”) and became effective on July 23, 2024. This offering is being made only by means of a prospectus. Copies of the final prospectus, when available, may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004. The final prospectus will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nova Minerals Limited

Nova Minerals Limited is a gold and critical minerals exploration stage company, focused on advancing its flagship Estelle Gold Project, or the Project, located in Alaska, U.S.A. The Estelle Gold Project, which is 85% owned by Nova, contains multiple mining complexes across a 35km long mineralized corridor of over 20 identified gold prospects, including two already defined multi-million ounce resources across four deposits. The Project is comprised of 513km2 of unpatented mining claims located on State of Alaska public lands, and is situated in Alaska’s Tintina Gold Belt, a province which hosts a 220 million ounce documented gold endowment and some of the world’s largest gold mines and discoveries.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact:

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196

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